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                             November 12, 2020

       Yongdong Peng
       Executive Director and Chief Executive Officer
       KE Holdings Inc.
       Oriental Electronic Technology Building
       No. 2 Chuangye Road, Haidian District
       Beijing 100086
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
6, 2020
                                                            CIK No. 0001809587

       Dear Mr. Peng:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Z. Julie Gao